Exhibit 99.122

BY SEDAR Montréal, May 14, 2021 To : Autorité des marchés financiers du Québec Nova Scotia Securities Commission Office of the Superintendent of Securities (Prince Edward Island) Financial and Consumer Services Commission (New Brunswick), Office of the Superintendent of Securities Services Newfoundland and Labrador Ontario Securities Commission The Manitoba Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Alberta Securities Commission British Columbia Securities Commission Re: Nouveau Monde Graphite Inc. (the “Corporation”) – Re-filing of the condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2020 and 2019 (the “Interim Financial Statements”) Sir/Madam: Please note that the Interim Financial Statements of the Corporation initially filed on SEDAR on August 28, 2020 are being re-filed as of the date hereof through the form of amended condensed consolidated interim financial statements. This filing is required, as part of an application to list the Company's common shares on the New York Stock Exchange, so as to remove the previous notice to reader that indicated that the auditor had not performed a review of the interim financial statements. All other information appearing in the aforementioned Interim Financial Statements remains unchanged. Yours very truly, [Signature page follows]

2 NOUVEAU MONDE GRAPHITE INC. By: (s) Eric Desaulniers Éric Desaulniers President and Chief Executive Officer

FINANCIAL STATEMENTS For the three and six-month periods ended June 30, 2020 and 2019 (in Canadian dollars)

FINANCIAL STATEMENTS | Q2-2020 i TABLE OF CONTENTS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 1 CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS 2 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 3 CONSOLIDATED STATEMENTS OF CASH FLOWS 4 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 5 1. NATURE OF OPERATIONS AND GOING CONCERN 5 2. BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS 5 3. ESTIMATES, JUDGEMENTS AND ASSUMPTIONS 5 4. PROPERTY AND EQUIPMENT 7 5. INTANGIBLE ASSETS 8 6. RIGHT-OF-USE ASSETS 9 7. EXPLORATION AND EVALUATION ASSETS 9 8. LONG-TERM DEBT 10 9. ADDITIONAL INFORMATION 11 10. INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT 11 11. FINANCIAL RISK MANAGEMENT 11 12. FAIR VALUE MEASUREMENT 12 13. COMMITMENTS 12 14. SUBSEQUENT EVENTS 12

FINANCIAL STATEMENTS | Q2-2020 1 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Notes June 30, 2020 $ December 31, 2019 $ ASSETS CURRENT Cash 1,061,057 4,077,445 Grants and other receivables 282,325 232,935 Restricted cash 315,698 158,198 Investment 16,135 22,450 Sales taxes receivable 620,897 668,399 Tax credits receivable 3,957,897 4,150,552 Prepaid expenses 69,786 300,197 Total current assets 6,323,795 9,610,176 NON-CURRENT Tax credits receivable 3,001,280 2,203,104 Property and equipment assets 4 3,083,999 2,870,897 Intangible assets 5 1,225,182 1,525,211 Right-of-use assets 6 326,562 563,349 Restricted cash and deposits 733,111 621,111 Exploration and evaluation assets 7 42,312,484 35,688,996 Total non-current assets 50,682,618 43,472,668 Total assets 57,006,413 53,082,844 LIABILITIES CURRENT Accounts payable and accrued liabilities 6,462,026 4,908,027 Deferred grants 1,606,925 - Current portion of long-term debt 8 8,501,822 4,960,639 Total current liabilities 16,570,773 9,868,666 NON-CURRENT Asset retirement obligation 621,111 621,111 Deferred tax liability 6,257,791 5,084,835 Long-term debt 8 90,388 149,628 Total non-current liabilities 6,969,290 5,855,574 Total liabilities 23,540,063 15,724,240 EQUITY Share capital 56,229,968 56,183,821 Warrants 2,001,530 2,223,687 Contributed surplus 7,698,324 7,368,066 Deficit (32,463,472) (28,416,970) Total equity 33,466,350 37,358,604 Total liabilities and equity 57,006,413 53,082,844 Going concern 1 Commitments 13 Subsequent events 14 These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 27, 2020. APPROVED BY THE BOARD OF DIRECTORS (s) Eric Desaulniers – “Director” (s) Yannick Beaulieu – “Director” The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q2-2020 2 CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the three-month periods ended For the six-month periods ended Notes June 30, 2020 $ June 30, 2019 $ June 30, 2020 $ June 30, 2019 $ EXPENSES Professional fees 197,864 269,045 499,037 437,176 Consulting fees 26,567 51,798 74,909 107,268 Wages and benefits 287,471 512,540 849,835 853,061 Share-based compensation 115,488 176,687 153,742 190,401 Depreciation and amortization 4-6 207,141 176,323 414,231 340,843 Loss (gain) of fair value on investment 1,968 692 6,315 5,269 Travelling, representation and convention expenses 48,837 54,059 175,573 160,830 Office and administration expenses 188,639 58,987 365,925 168,548 Stock exchange, authorities, and communication expenses 38,074 33,646 39,124 54,921 Financial fees 169,516 107,088 294,855 167,201 Loss before tax 1,281,565 1,440,865 2,873,546 2,485,518 Deferred tax expense 740,259 261,221 1,172,956 511,701 Net loss and comprehensive loss 2,021,824 1,702,086 4,046,502 2,997,219 Basic and diluted loss per share (0.008) (0.008) (0.015) (0.016) Weighted average number of shares outstanding 261,817,814 209,117,846 261,800,217 192,217,543 The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Number	Share capital $	Warrants $	Contributed surplus $	Deficit $	Total equity $
Balance as at January 1, 2020		**261,782,814**	**56,183,821**	**2,223,687**	**7,368,066**	**(28,416,970)**	**37,358,604**
Warrants expired		-	-	(222,157)	222,157	-	-
Options exercised		150,000	46,147	-	(19,147)	-	27,000
Share-based compensation		-	-	-	127,248	-	127,248
Net loss and comprehensive loss		-	-	-	-	(4,046,502)	(4,046,502)
Balance as at June 30, 2020		**261,932,814**	**56,229,968**	**2,001,530**	**7,698,324**	**(32,463,472)**	**33,466,350**

	Notes	Number	Share capital $	Warrants $	Contributed surplus $	Deficit $	Total equity $
Balance as at January 1, 2019		**175,311,126**	**36,242,680**	**4,779,707**	**4,218,869**	**(21,585,905)**	**23,655,351**
Shares issued from private placement		86,170,213	20,250,000	-	-	-	20,250,000
Share issue costs		-	(359,075)	-	-	-	(359,075)
Warrants expired		-	-	(300,728)	300,728	-	-
Options exercised		250,000	78,906	-	(28,906)	-	50,000
Fair-value stock adjustment		-	-	-	2,385	-	2,385
Shares issued for consulting fees		51,475	13,641	-	-	-	13,641
Warrants issued for services rendered		-	-	17,188	-	-	17,188
Share-based compensation		-	-	-	173,214	-	173,214
Net loss and comprehensive loss		-	-	-	-	(2,997,219)	(2,997,219)
Balance as at June 30, 2019		**261,782,814**	**56,226,152**	**4,496,167**	**4,666,290**	**(24,583,124)**	**40,805,485**

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q2-2020 3

FINANCIAL STATEMENTS | Q2-2020 4 CONSOLIDATED STATEMENTS OF CASH FLOWS Notes June 30, 2020 $ June 30, 2019 $ OPERATING ACTIVITIES Net loss (4,046,502) (2,997,219) Depreciation and amortization 4-6 414,231 335,620 Loss (gain) on investment 6,315 5,269 Deferred income tax expenses 1,172,956 511,703 Share-based compensation 153,742 206,428 Financial fees 163,007 - Net change in working capital 9 959 (44,408) Cash flows used in operating activities (2,135,292) (1,982,607) INVESTING ACTIVITIES Additions to exploration and evaluation assets 7 (6,998,213) (7,473,803) Additions to property, plant, and equipment assets 4 (98,906) (1,051,477) Restricted cash and deposits (269,500) - Tax credits and grants received 3,139,587 - Cash flows used in investing activities (4,227,032) (8,525,280) FINANCING ACTIVITIES Proceeds from the issuance of private placement - 20,250,000 Proceeds from debt net of issue costs 8 3,574,581 2,000,000 Repayment of debt (255,645) - Proceeds from the exercise of stock options 27,000 50,000 Share issue costs - (359,075) Cash flows from financing activities 3,345,936 21,940,925 Net change in cash and cash equivalents (3,016,388) 11,433,038 Cash and cash equivalents at the beginning of the year 4,077,445 3,794,449 Cash and cash equivalents at the end of the year 1,061,057 15,227,487 Additional information 9 The accompanying notes are an integral part of the condensed consolidated interim financial statements.

FINANCIAL STATEMENTS | Q2-2020 5 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. NATURE OF OPERATIONS AND GOING CONCERN Nouveau Monde Graphite Inc. (the “Company”), was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration and evaluation of mineral properties located in Québec. The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, JOK 3B0. As at June 30, 2020, the Company had a negative working capital of $10,246,978, had an accumulated deficit of $32,463,472, and had incurred a loss of $4,046,502 for the six-month period then ended. Working capital included current tax credits receivable of $3,957,897 and cash of $1,061,057. The Company's ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past including $22,250,000 in 2019, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. These condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant. 2. BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS The Company’s condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), adopting International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2019 and 2018 and for the fiscal years ended on those dates. These interim consolidated financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2019, which have been prepared in accordance with IFRS. The condensed consolidated financial statements for the six-month period ended June 30, 2020 (including comparative statements) were approved and authorized for publication by the Board of Directors on August 27, 2020. 3. ESTIMATES, JUDGEMENTS AND ASSUMPTIONS In preparing its consolidated financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues and expenses. Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues and expenses is presented below. Actual results may differ significantly. Going concern The assessment of the Company's ability to implement its strategy by funding working capital and its exploration and evaluation activities requires the exercise of judgement. The estimates and assumptions made are reviewed regularly and are based on historical data and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FINANCIAL STATEMENTS | Q2-2020 6 Provision for asset retirement obligations The Company's exploration activities are subject to a number of environmental protection laws and regulations. The Company accounts for management's best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision. Recognition of deferred tax assets and measurement of income tax expense Management regularly assesses the likelihood that its deferred income tax assets will be realized. As part of this assessment, management must determine whether it is probable that the Company will subsequently generate sufficient taxable income to which such losses can be applied during the deferral period. By its nature, this assessment requires a lot of judgement. To date, management has not recorded any deferred tax assets in excess of existing taxable temporary differences that are expected to reverse during the deferral period. Impairment of exploration and evaluation assets Evaluating facts and circumstances that demonstrate the existence of any indication that an asset may have depreciated or recover in value is a subjective process that involves judgement and often several estimates and assumptions. If there is an indication that an asset may have depreciated or recover in value, the recoverable amount of the individual asset or the cash-generating unit should be estimated. Tax credits Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based its best estimate and judgement as the reporting date. However, uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits. To determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgement and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods. It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgement, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will actually be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

4. PROPERTY AND EQUIPMENT

	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Total $
COST							
Balance as at January 1, 2020	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
Acquisition	41,091	211,847	-	8,167	-	14,800	275,905
Balance as at June 30, 2020	507,084	2,642,132	62,580	54,693	70,377	24,018	3,360,884
ACCUMULATED DEPRECIATION							
Balance as at January 1, 2020	-	117,652	59,564	13,940	18,648	4,278	214,082
Depreciation	-	48,888	435	5,608	5,029	2,842	62,802
Balance as at June 30, 2020	-	166,540	59,999	19,548	23,677	7,120	276,885
Net book value as at June 30, 2020	**507,084**	**2,475,592**	**2,581**	**35,145**	**46,699**	**16,898**	**3,083,999**

	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Total $
COST							
Balance as at January 1, 2019	226,543	1,036,945	62,580	31,864	49,135	9,218	1,416,285
Acquisition	239,450	1,393,340	-	14,662	21,242	-	1,668,694
Balance as at December 31, 2019	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
ACCUMULATED DEPRECIATION							
Balance as at January 1, 2019	-	46,871	58,461	5,867	14,771	2,470	128,440
Depreciation	-	70,781	1,103	8,073	3,877	1,808	85,642
Balance as at December 31, 2019	-	117,652	59,564	13,940	18,648	4,278	214,082
Net book value as at December 31, 2019	**465,993**	**2,312,633**	**3,016**	**32,586**	**51,729**	**4,940**	**2,870,897**

FINANCIAL STATEMENTS | Q2-2020 7

FINANCIAL STATEMENTS | Q2-2020 8 5. INTANGIBLE ASSETS Software $ License $ Total $ COST Balance as at January 1, 2020 16,058 2,561,818 2,577,876 Acquisition - - - Balance as at June 30, 2020 16,058 2,561,818 2,577,876 ACCUMULATED DEPRECIATION Balance as at January 1, 2020 7,084 1,045,581 1,052,665 Amortization 1,292 298,737 300,029 Balance as at June 30, 2020 8,376 1,344,318 1,352,694 Net book value as at June 30, 2020 7,682 1,217,501 1,225,182 Software $ License $ Total $ COST Balance as at January 1, 2019 16,058 2,561,818 2,577,876 Acquisition - - - Balance as at December 31, 2019 16,058 2,561,818 2,577,876 ACCUMULATED DEPRECIATION Balance as at January 1, 2019 3,019 448,105 451,124 Amortization 4,065 597,476 601,541 Balance as at December 31, 2019 7,084 1,045,581 1,052,665 Net book value as at December 31, 2019 8,974 1,516,238 1,525,211

6. RIGHT-OF-USE ASSETS

	Buildings $	Equipment $	Rolling stocks $	Total $
COST				
As at January 1, 2020	457,622	338,269	158,670	954,561
New leases	-	-	-	-
As at June 30, 2020	**457,622**	**338,269**	**158,670**	**954,561**
ACCUMULATED DEPRECIATION				
As at January 1, 2020	157,409	167,274	66,528	391,211
Depreciation	111,679	85,662	39,447	236,787
As at June 30, 2020	**269,088**	**252,936**	**105,975**	**627,999**
NET BOOK VALUE				
As at January 1, 2020	300,213	170,994	92,142	563,349
As at June 30, 2020	**188,534**	**85,333**	**52,695**	**326,562**

	Buildings $	Equipment $	Rolling stocks $	Total $
COST				
As at January 1, 2019	252,454	320,601	109,213	682,268
New leases	205,168	17,667	49,458	272,293
As at December 31, 2019	**457,622**	**338,269**	**158,670**	**954,561**
ACCUMULATED DEPRECIATION				
As at January 1, 2019	-	-	-	-
Depreciation	157,409	167,274	66,528	391,211
As at December 31, 2019	**157,409**	**167,274**	**66,528**	**391,211**
NET BOOK VALUE				
As at January 1, 2019	252,454	320,601	109,213	682,268
As at December 31, 2019	**300,213**	**170,994**	**92,142**	**563,349**

7. EXPLORATION AND EVALUATION ASSETS

	Balance as at January 1, 2020 $	Additions $	Net Tax credits $	Balance as at June 30, 2020 $
QUÉBEC, CANADA				
Matawinie property (Note a)				
Mining rights	2,589,989	108,513	-	2,698,502
Exploration and evaluation costs	33,099,007	7,313,151	(798,176)	39,613,982
Total	35,688,996	7,421,664	(798,176)	42,312,484

	Balance as at January 1, 2019 $	Additions $	Net Tax credits $	Balance as at December 31, 2019 $
QUÉBEC, CANADA				
Matawinie property (Note a)				
Mining rights	1,657,778	932,211	-	2,589,989
Exploration and evaluation costs	22,594,705	12,707,406	(2,203,104)	33,099,007
Total	24,252,483	13,639,617	(2,203,104)	35,688,996

Costs are net of all grants recognized in connection with these costs.

FINANCIAL STATEMENTS | Q2-2020 9

FINANCIAL STATEMENTS | Q2-2020 10 Note a – Matawinie Property A large part of the property is subject to a 2% NSR. Each tranche of 1% can be purchased by the Company for $1,000,000. 8. LONG-TERM DEBT June 30, 2020 $ December 31, 2019 $ Loans payable (8.1) 8,239,550 4,501,962 Lease liabilities (8.2) 352,660 608,305 Ending balance 8,592,210 5,110,267 Current portion of long-term debt 8,501,822 4,960,639 Non-current portion of long-term debt 90,388 149,628 8.1 Loans Payable June 30, 2020 $ December 31, 2019 $ Opening balance 4,501,962 3,308,141 Proceeds 3,595,524 2,000,000 Repayment - (943,000) Issue costs (20,943) - Accretion of issue costs 15,872 40,163 Interest payable 147,135 96,658 Ending balance 8,239,550 4,501,962 Current portion 8,239,550 4,501,962 Non-current portion - - During the second quarter ending June 30, 2019, the Company concluded a financing agreement with one of its primary investors, Pallinghurst Graphite Limited (“Pallinghurst”), for a total sum of $2,000,000. This agreement was concluded on June 27, 2019 and requires a full reimbursement of the capital plus interest accrued at the latest on December 31, 2020. The agreement bears interest at 9% annually and all accrued interests shall be paid at the end of the maturity date of the agreement. The loan advanced by Pallinghurst is unsecured. During the year ended December 31, 2019, the Company repaid $943,000 which was the total amount of a loan agreement concluded with Investissement Québec. During the first quarter ending March 31, 2020, the Company concluded a new financing agreement with Pallinghurst, for a total sum of $2,000,000. This agreement was concluded on March 16, 2020 and requires a full reimbursement of the capital plus all accrued interests at the latest on December 31, 2020. The agreement bears interest at 9% annually. During the second quarter ended June 30, 2020, the Company closed a new financing agreement with Investissement Québec for an aggregate amount of $1,994,405 through two loan offers of which $1,595,524 has been received during the period then ended. The difference representing $398,881 shall be received pursuant to the Company’s cash flow needs but subject to the loan offer conditions. The conditions also included a 1% issue cost fee calculated on the total aggregate amount. The interest rate on the loan offer totaling $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totaling $1,353,315 is the current prime rate of 2.45%. The capital shall be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits. During the six-month period ended June 30, 2020, the interest expense totals $250,335, including interest on lease liabilities and the expense related to the accretion of debt issue costs, and the Company paid out $71,503 of the total interest expense during the period then ended.

FINANCIAL STATEMENTS | Q2-2020 11 8.2 Lease Liabilities June 30, 2020 $ December 31, 2019 $ Opening balance 608,305 682,268 New liabilities under leases - 272,293 Principal repayment (255,645) (346,256) Ending balance 352,660 608,305 Current portion 262,272 458,677 Non-current portion 90,388 149,628 9. ADDITIONAL INFORMATION June 30, 2020 $ June 30, 2019 $ Grant receivable (79,424) - Sales taxes receivable 47,502 113,503 Prepaid expenses 169,164 (317,966) Accounts payable and accrued liabilities (136,283) 160,055 Total 959 (44,408) June 30, 2020 $ June 30, 2019 $ Accounts payable and accrued liabilities included in exploration and evaluation assets 1,295,938 946,224 10. INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT The Company monitors capital based on the carrying amount of equity and loans and totals $42,058,560 as at June 30, 2020 ($42,468,871 as at December 31, 2019). The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration and evaluation of mineral properties. It manages its capital structure and makes adjustments based on economic conditions and risk characteristics of underlying assets. The Company is not subject to externally imposed capital requirements unless the Company closes a flow-through financing for which funds should be reserved for exploration expenditures. 11. FINANCIAL RISK MANAGEMENT The Company is exposed to various financial risks resulting from its operations. The Company’s management manages the financial risks. The Company does not enter into financial instrument agreements, including derivative financial instruments for speculative purposes. The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below. Liquidity risk Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration and evaluation expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities. All of the Company’s short-term financial liabilities in the amount of $16,570,773 as at June 30, 2020 ($9,868,666 as at December 31, 2019) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly

FINANCIAL STATEMENTS | Q2-2020 12 evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As at June 30, 2020, management believes that the funds available will not be sufficient to enable the Company to meet its obligations and pay its expenses until June 30, 2021 (see note 1). Credit risk Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash and cash equivalents. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Québec, as well as tax credits receivable from the Government of Québec. Management mitigates credit risk by maintaining cash with Canadian chartered banks. 12. FAIR VALUE MEASUREMENT Financial instruments measured at fair value This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of financial assets and liabilities. The fair value hierarchy has the following levels: ̶ Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date; ̶ Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and ̶ Level 3: inputs for assets or liabilities that are not based on observable data (unobservable inputs). Investments in shares measured at fair value in the statement of financial position as at June 30, 2020, and December 31, 2019 are classified in level 1. For all other financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities. 13. COMMITMENTS As at June 30, 2020, the Company is committed to minimum future principal and interest payments for debt, as follows: Up to 1 year Pallinghurst (Principal and accrued interest) $4,243,792 Investissement Québec (Principal) $4,014,312 Total $8,258,104 14. SUBSEQUENT EVENTS On August 28, 2020, the Company successfully closed with Pallinghurst financing transactions totalling approximately $20 million that will fund the next phase of its development, focused on lithium-ion battery material. The transactions were approved at the annual general meeting of the Company held on August 27, 2020 by the minority shareholders of the Company with approximately 98% of the votes cast in favour. The financing includes a convertible bond subscription agreement pursuant to which the Company has agreed to issue to Pallinghurst a secured convertible bond in the principal amount of $15 million. Concurrently, the Company has also entered into a royalty purchase agreement pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing loan offers of approximately $5 million into a net smelter return royalty of 3.0% on the Matawinie graphite mining project, with a partial buy-back option in favor of the Company.